

May 29, 2013

Via E-mail
Thomas J. Lynch
Chief Executive Officer
Frederick's of Hollywood Group, Inc.
6255 Sunset Boulevard
Hollywood, CA 90028

      Re: Frederick's of Hollywood Group, Inc.
             Form 10-K for Fiscal Year Ended July 28, 2012
             Filed October 26, 2012
             File No. 001-05893

Dear Mr. Lynch:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/Tia L. Jenkins

                                    Tia L. Jenkins
                                    Senior Assistant Chief Accountant
                                    Office of Beverages, Apparel, and
                                    Mining